Adam Scaramella

Vice President and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-6897 Fax 732 482-8022

adam.scaramella@prudential.com

April 29, 2010

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	PRIAC Variable Contract Account A Pre-Effective Amendment No. 2 to Form N-4 Registration Statement File Nos. 333-162553 and 811-21988

Dear Ms. Samuel:

This submission responds to your comments that we discussed during our April 20, 2010 telephone conversation concerning the above-referenced Form N-4 Registration Statement. To assist you with your review, we delineate below those changes to the filing that we have made in response. We include herewith a copy of the Registration Statement, marked to show the changes we propose in response to your comments and to reflect certain other disclosure changes we have made since our last filing. This letter and the blacklined draft have been filed as correspondence on EDGAR. Additionally, we have filed a Pre-effective Amendment No. 2, which supplements prior filings to complete all required exhibits and disclosures.

This day, we have also submitted a Request for Acceleration on behalf the Registrant and Principal Underwriter, which reflects Tandy Representations, wherein we have requested that the SEC declare the Registration Statement effective as of May 5, 2010.

1.	Summary of Contract Expenses (Page 11)

Please remove the asterisk footnote following the “Total Annual Underlying Mutual fund Operating Expenses” disclosure.

RESPONSE: As requested, we have removed this footnote.

Please conform “Underlying Mutual Fund Portfolio Annual Expenses” table to recent SEC direction concerning Form N1-A by removing inapplicable footnotes and disclosure.

RESPONSE: As requested, we have removed inapplicable footnotes and disclosure.

April 29, 2010

2.	Substitution (Page 21)

Please revise this disclosure to reflect the single variable investment option presently offered in this product.

RESPONSE: As requested, we have revised this disclosure to reflect the single variable investment option.

We appreciate your attention to this filing. Should you have any questions regarding this submission, please feel free to contact me at 732-482-6897.

Very truly yours,

/s/Adam Scaramella
Adam Scaramella

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